Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

September 5, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.
Registration Statement on Form S-1
Filed on August 10, 2018
CIK No. 0001733381

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, Best Western International, Inc., an Arizona nonprofit corporation has today publicly filed with the Securities and Exchange Commission its Amendment No. 1 to Registration Statement on Form S-1.

Should you have any questions relating to the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

cc:	Lawrence Cuculic

Best Western International, Inc.

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